SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 September 30, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote --------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL ANNOUNCES MAILING OF DIRECTORS' CIRCULAR

RECOMMENDING ACCEPTANCE OF OFFERS FROM ROGERS WIRELESS

Montreal, September 30, 2004 - Microcell Telecommunications Inc. ("Microcell" or the "Company") (TSX: MT.A; MT.B) today announced the mailing of the Directors' Circular detailing the previously announced recommendation of the Board of Directors that holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares accept the offers from Rogers Wireless Inc. ("Rogers") announced on September 20, 2004, and tender their shares into the offers. The Directors' Circular will be filed in Canada on SEDAR at www.sedar.com and will also be available on Microcell's Web site at www.microcell.ca.

In making its recommendation to the holders of shares, the Board of Directors of Microcell carefully considered all aspects of the Rogers offers as well as the factors described in the Directors' Circular. The Board of Directors received on September 19, 2004 opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild, to the effect that the consideration being offered to the holders of the shares was fair, from a financial point of view, to such holders as of such date. Securityholders are encouraged to carefully review the Directors' Circular and other relevant materials, as they may be amended or supplemented from time to time.

The Company will be filing with the U.S. Securities and Exchange Commission ("SEC") a solicitation/recommendation statement on Schedule 14D-9. SECURITYHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain a free copy of materials filed by Microcell with the SEC on the SEC's Web site at www.sec.gov.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company listed on the Toronto Stock Exchange since October 15, 1997, and is a member of the S&P/TSX Composite Index.

Cautionary statement regarding forward-looking information
This news release includes certain "forward-looking" statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Report and Annual Information Form filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Reminder to holders of Microcell Class A Restricted Voting Shares and Class B Non-Voting Shares
Microcell reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:

Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca